EXHIBIT 12

OWENS-ILLINOIS GROUP, INC.

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(Millions of dollars, except ratios)

	Years ended December 31,
	2011	2010	2009
Earnings (loss) from continuing operations before income taxes	$(241)	$594	$395
Less: Equity earnings	(66)	(59)	(53)
Add: Total fixed charges deducted from earnings	320	260	228
Dividends received from equity investees	50	62	34
Earnings available for payment of fixed charges	$63	$857	$604

Fixed charges (including the Company’s proportional share of 50% owned associates):
Interest expense	$314	$249	$222
Portion of operating lease rental deemed to be interest	6	11	6
Total fixed charges deducted from earnings and total fixed charges	320	260	228

Ratio of earnings to fixed charges		3.3	2.6
Deficiency of earnings available to cover fixed charges	$257

OWENS-ILLINOIS GROUP, INC.

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(Millions of dollars, except ratios)

	Years ended December 31,
	2008	2007
Earnings from continuing operations before income taxes	$685	$537
Less: Equity earnings	(51)	(34)
Add: Total fixed charges deducted from earnings	261	363
Dividends received from equity investees	25	22
Earnings available for payment of fixed charges	$920	$887

Fixed charges (including the Company’s proportional share of 50% owned associates):
Interest expense	$253	$349
Portion of operating lease rental deemed to be interest	8	14
Total fixed charges deducted from earnings and total fixed charges	261	363

Ratio of earnings to fixed charges	3.5	2.4